Exhibit 99.45

PyroGenesis Signs $11.5MM Contract for US Navy’s

Two Ship Build;

$4.8MM Down Payment; Backlog Increases to $40MM

MONTREAL, Quebec (GlobeNewswire – September 4th, 2020) - PyroGenesis Canada Inc. (http://pyrogenesis.com) (TSX-V: PYR) (OTCQB: PYRNF) (FRA: 8PY), a high-tech company, (the "Company", the “Corporation” or "PyroGenesis") that designs, develops, manufactures and commercializes plasma atomized metal powder, plasma waste-to-energy systems and plasma torch products,  is pleased to announce that, further to its press release dated July 9th, 2020, it has signed an $11.5MM contract (the “Contract”) to provide PyroGenesis’ waste destruction systems (the “Systems”). This Contract is for two Systems, one for each ship in the US Navy’s two-ship build.

This Contract includes a first payment (“Down Payment”) of approx. $4.8MM. This project should be completed within 18 months. With this additional Contract in hand, the resulting backlog is expected to be approx. $40MM.

The Systems are expected to be built within the next 18 months, and are to be installed on the next Gerald R. Ford-class US aircraft carriers; the USS Enterprise (CVN-80) and the USS Doris Miller (CVN-81).

“It is indeed an honor to supply our high-tech products to such a prestigious client as the US Navy. It speaks to our credibility as an innovator with a proven capability of delivering proprietary plasma processes to high value niche markets. Furthermore, it is also a testimony to the fact that PyroGenesis continues to develop commercial cutting-edge applications," said P. Peter Pascali, President and CEO of PyroGenesis. “This backlog is quite significant particularly when taken in the context of the Company’s previous revenues (2019: $4.8MM, 2018: $5.0MM), and we look forward to adding to this in the very near future.”

About PyroGenesis Canada Inc.

PyroGenesis Canada Inc., a high-tech company, is the world leader in the design, development, manufacture and commercialization of advanced plasma processes and products. We provide engineering and manufacturing expertise, as well as turnkey process equipment packages to the defense, metallurgical, mining, advanced materials (including 3D printing), oil & gas, and environmental industries. With a team of experienced engineers, scientists and technicians working out of our Montreal office and our 3,800 m2 manufacturing facility, PyroGenesis maintains its competitive advantage by remaining at the forefront of technology development and commercialization. Our core competencies allow PyroGenesis to lead the way in providing innovative plasma torches, plasma waste processes, high-temperature metallurgical processes, and engineering services to the global marketplace. Our operations are ISO 9001:2015 and AS9100D certified, and have been since 1997. PyroGenesis is a publicly-traded Canadian Corporation on the TSX Venture Exchange (Ticker Symbol: PYR) and on the OTCQB Marketplace. For more information, please visit www.pyrogenesis.com.

This press release contains certain forward-looking statements, including, without limitation, statements containing the words "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect", "in the process" and other similar expressions which constitute "forward- looking information" within the meaning of applicable securities laws. Forward-looking statements reflect the Corporation's current expectation and assumptions and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. These forward-looking statements involve risks and uncertainties including, but not limited to, our expectations regarding the acceptance of our products by the market, our strategy to develop new products and enhance the capabilities of existing products, our strategy with respect to research and development, the impact of competitive products and pricing, new product development, and uncertainties related to the regulatory approval process. Such statements reflect the current views of the Corporation with respect to future events and are subject to certain risks and uncertainties and other risks detailed from time-to-time in the Corporation's ongoing filings with the securities regulatory authorities, which filings can be found at www.sedar.com, or at www.otcmarkets.com. Actual results, events, and performance may differ materially. Readers are cautioned not to place undue reliance on these forward-looking statements. The Corporation undertakes no obligation to publicly update or revise any forward- looking statements either as a result of new information, future events or otherwise, except as required by applicable securities laws. Neither the TSX Venture Exchange, its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the OTCQB accepts responsibility for the adequacy or accuracy of this press release.

SOURCE PyroGenesis Canada Inc.

For further information please contact:

Rodayna Kafal, Vice President Investors Relations and Strategic Business Development,

Phone: (514) 937-0002, E-mail: ir@pyrogenesis.com

RELATED LINK: http://www.pyrogenesis.com/